Exhibit 97.1

MICWRE Co., LTd.

COMPENSATION RECOVERY POLICY

Effective June 22, 2026

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Exchange Act Rule 10D-1, and the listing standards of the national securities exchange (the “Exchange”) on which the securities of Micware Co., Ltd. (the “Company”) are listed, the Company’s Board of Directors (the “Board”) has adopted this Compensation Recovery Policy (the “Policy”).

Capitalized terms used in the Policy are defined in Section I below. The application of the Policy to Executives is not discretionary, except to the limited extent provided in Section G below, and applies without regard to whether an Executive was at fault.

A.	Persons Covered by the Policy

The Policy is binding and enforceable against all Executives to the extent permitted under Japanese law. Each Executive will be required to sign and return to the Company an acknowledgement that such Executive will be bound by the terms and comply with the Policy to the extent permitted under Japanese law. The failure to obtain such acknowledgement will have no impact on the applicability or enforceability of the Policy.

B.	Administration of the Policy

The Board of the Company has authority to administer the Policy.

C.	Accounting Restatements Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), then the Board must determine the excess compensation, if any, that must be recovered (the “Excess Compensation”). The Company’s obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed.

D.	Compensation Covered by the Policy

The Policy applies to all Incentive-Based Compensation Received by an Executive:

(a)	after beginning service as an Executive;

(b)	who served as an Executive at any time during the performance period for that Incentive-Based Compensation;

(c)	while the Company has a class of securities listed on the Exchange; and

(d)	during the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition to these last three completed fiscal years, the Policy must apply to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

E.	Excess Compensation Subject to Recovery of the Policy

Excess Compensation is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had such Incentive-Based Compensation been determined based on the restated amounts (this is referred to in the listings standards as “erroneously awarded incentive-based compensation”) and must be computed without regard to any taxes paid.

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide the documentation to the Exchange.

F.	Repayment of Excess Compensation

The Company must recover Excess Compensation reasonably promptly and Executives are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover Excess Compensation by requiring the Executive to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Board determines to be appropriate (these determinations do not need to be identical as to each Executive). These means may include:

(a)	requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c)	offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Executive to the extent permitted under Japanese law;

(d)	cancelling outstanding vested or unvested equity awards; and/or

(e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

The repayment of Excess Compensation must be made by an Executive notwithstanding any Executive’s belief (whether or not legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to recovery.

In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce an Executive’s obligations to the Company or its affiliate or to discipline an Executive, including (without limitation) termination of employment or service contract, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities, or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Board and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company.

G.	Limited Exceptions to the Policy

The Company must recover Excess Compensation in accordance with the Policy except to the limited extent that any of the conditions set forth below are met, and the Board determines that recovery of the Excess Compensation would be impracticable:

(a)	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover the Excess Compensation, document the reasonable attempt(s) taken to so recover, and provide that documentation to the Exchange; or

(b)	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before reaching this conclusion, the Company must obtain an opinion of home country counsel, which counsel is reasonably acceptable to the Exchange, that recovery would likely result in such a violation, and must provide such opinion to the Exchange;

H.	Other Important Information in the Policy

Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s articles of incorporation), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Executive against any loss of Excess Compensation, or any claims relating to the Company’s enforcement of its rights under the Policy. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that pursuant to the Policy the Company is required to recover Excess Compensation from an Executive who is no longer an employee or officer, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement such individual may have signed. Neither the Company nor any affiliate of the Company will enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid, or awarded to an Executive from the application of the Policy or that waives the Company’s right to recovery of any Excess Compensation, and the Policy shall supersede any such agreement (whether entered into before, on, or after the adoption of the Policy).

The Board may review and modify the Policy from time to time.

If any provision of the Policy or the application of any such provision to any Executive is adjudicated to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Executive, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

The Policy will terminate and no longer be enforceable when the Company ceases to be a listed issuer within the meaning of Section 10D of the Exchange Act.

I.	Definitions

“Accounting Restatement Determination Date” means the earlier to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“Executive” means each individual who is or was ever designated as (i) an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f), including chief executive officer, (ii) members of the Board, and (iii) managing officers (KEIEIYAKUIN) of the Company.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (for the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned until the Company’s right to recover under the Policy has lapsed) and excludes the following: salaries, bonuses paid solely at the discretion of the Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment or service period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment or service period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-Based Compensation is “Received” under the Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

4